Exhibit 99.1

MAG SILVER CORP. Unaudited Condensed Interim Consolidated Financial Statements (expressed in US$) For the three and six months ended June 30, 2013 Dated: August 14, 2013

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(expressed in US$ dollars unless otherwise stated)	June 30, 2013	December 31, 2012

ASSETS

CURRENT
Cash	$33,402,419	$40,621,158
Accounts receivable (Note 3)	718,879	572,295
Marketable securities (Note 4)	157,186	430,806
Prepaid expenses	598,574	183,907
TOTAL CURRENT ASSETS	34,877,058	41,808,166
EQUIPMENT (Note 5)	84,516	102,941
INVESTMENT IN ASSOCIATE (Note 6)	20,770,291	19,502,181
EXPLORATION AND EVALUATION ASSETS (Note 7)	63,288,885	69,137,552
TOTAL ASSETS	$119,020,750	$130,550,840

LIABILITIES

CURRENT
Trade and other payables	$1,002,828	$1,315,261
COMMITMENTS (Notes 7 and 14)

EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding common shares
at June 30, 2013 - 60,141,718 (Dec. 31, 2012 - 60,023,835)	179,579,878	178,387,343
Share option reserve	15,601,370	14,030,576
Accumulated other comprehensive income	1,287,366	3,389,586
Deficit	(78,450,692)	(66,571,926)
TOTAL EQUITY	118,017,922	129,235,579
TOTAL LIABILITIES AND EQUITY	$119,020,750	$130,550,840

SUBSEQUENT EVENTS (Note 16)

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
(expressed in US$ dollars unless otherwise stated)

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

EXPENSES
Accounting and audit	$118,493	$173,544	$198,069	$277,074
Amortization	7,921	10,839	15,722	21,780
Filing and transfer agent fees	10,562	10,106	173,863	135,108
Foreign exchange (gain) loss	(766,771)	102,663	(1,315,042)	49,081
General office expenses	295,006	177,736	531,724	356,645
Legal	48,940	184,038	164,507	428,182
Placement fees	194,974	7,393	338,874	7,393
Management and consulting fees	435,829	383,479	908,819	773,877
Exploration and evaluation costs written off (Note 7)	8,422,283	-	8,422,283	-
Share based payment expense (Note 8)	1,278,548	496,449	1,915,148	872,305
Shareholder relations	73,309	191,348	196,010	401,039
Travel	87,061	117,918	177,770	198,632
	10,206,155	1,855,513	11,727,747	3,521,116
INTEREST INCOME	52,630	52,151	92,093	123,331
IMPAIRMENT OF INVESTMENT
IN AVAILABLE-FOR-SALE SECURITIES (Note 4)	(67,168)	-	(243,112)	-
LOSS FOR THE PERIOD BEFORE INCOME TAX	$(10,220,693)	$(1,803,362)	$(11,878,766)	$(3,397,785)

DEFERRED INCOME TAX RECOVERY (Note 15)	-	-	-	840,052
LOSS FOR THE PERIOD	$(10,220,693)	$(1,803,362)	$(11,878,766)	$(2,557,733)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
CURRENCY TRANSLATION ADJUSTMENT	(1,238,746)	(409,036)	(2,081,809)	77,717
UNREALIZED LOSS ON
MARKETABLE SECURITIES, NET OF TAXES (Note 4)	(7,214)	(367,242)	(20,411)	(203,523)
	(1,245,960)	(776,278)	(2,102,220)	(125,806)

TOTAL COMPREHENSIVE LOSS	$(11,466,653)	$(2,579,640)	$(13,980,986)	$(2,683,539)

BASIC AND DILUTED
LOSS PER SHARE	$(0.17)	$(0.03)	$(0.20)	$(0.05)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING - BASIC AND DILUTED	60,141,718	55,668,996	60,122,765	55,668,068

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)
(expressed in US$ unless otherwise stated)						Accumulated
					Unrealized	other
	Common shares		Share	Currency	gain (loss) on	comprehensive
	without par value		Option	translation	marketable	income (loss)		Total
	Shares	Amount	Reserve	adjustment	securities	("AOCI")	Deficit	equity

Balance, January 1, 2012	55,667,139	$139,021,383	$13,250,112	$3,044,372	$(115,128)	$2,929,244	$(54,257,604)	$100,943,135
Stock options exercised (Note 8a & b)	830,486	8,079,607	(2,628,537)	-	-	-	-	5,451,070
Share based payment								-
expense (Note 8b)	-	-	3,409,001	-	-	-	-	3,409,001
Issued for cash	3,526,210	31,286,353	-	-	-	-	-	31,286,353

Currency translation adjustment	-	-	-	321,340	-	321,340	-	321,340
Unrealized loss on marketable
securities (Note 4)	-	-	-	-	(65,559)	(65,559)	-	(65,559)
Reclassification of
unrealized losses (Note 4)	-	-	-	-	204,561	204,561		204,561
Net loss	-	-	-	-	-	-	(12,314,322)	(12,314,322)
Total Comprehensive Loss	-	-	-	321,340	139,002	460,342	(12,314,322)	(11,853,980)

Balance, December 31, 2012	60,023,835	$178,387,343	$14,030,576	$3,365,712	$23,874	$3,389,586	$(66,571,926)	$129,235,579
Stock options exercised (Note 8a & b)	117,883	1,192,535	(344,354)	-	-	-	-	848,181
Share based payment								-
expense (Note 8b)	-	-	1,915,148	-	-	-	-	1,915,148
Issued for cash	-	-	-	-	-	-	-	-

Currency translation adjustment	-	-	-	(2,081,809)	-	(2,081,809)	-	(2,081,809)
Unrealized loss on marketable
securities (Note 4)	-	-	-	-	(20,411)	(20,411)	-	(20,411)
Net loss	-	-	-	-	-	-	(11,878,766)	(11,878,766)
Total Comprehensive Loss	-	-	-	(2,081,809)	(20,411)	(2,102,220)	(11,878,766)	(13,980,986)

Balance, June 30, 2013	60,141,718	$179,579,878	$15,601,370	$1,283,903	$3,463	$1,287,366	$(78,450,692)	$118,017,922

Six Month Comparative:
Balance, January1, 2012	55,667,139	$139,021,383	$13,250,112	$3,044,372	$(115,128)	$2,929,244	$(54,257,604)	$100,943,135
Stock options exercised (Note 8b)	16,085	124,893	(82,928)	-	-	-	-	41,965
Share based payment								-
expense (Note 8b)	-	-	872,305	-	-	-	-	872,305

Currency translation adjustment	-	-	-	77,717	-	77,717	-	77,717
Unrealized gain on marketable
securities (Note 4)	-	-	-	-	(203,523)	(203,523)	-	(203,523)
Net loss	-	-	-	-	-	-	(2,557,733)	(2,557,733)
Total Comprehensive Loss	-	-	-	77,717	(203,523)	(125,806)	(2,557,733)	(2,683,539)

Balance, June 30, 2012	55,683,224	139,146,276	14,039,489	3,122,089	(318,651)	2,803,438	(56,815,337)	99,173,866

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(expressed in US dollars unless otherwise stated)
	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30	June 30	June 30	June 30
	2013	2012	2013	2012

OPERATING ACTIVITIES
Loss for the period	$(10,220,693)	$(1,803,362)	$(11,878,766)	$(2,557,733)
Items not involving cash:
Amortization (Note 5)	7,921	10,839	15,722	21,780
Deferred income tax recovery (Note 15)	-	-	-	(840,052)
Exploration and evaluation assets written off (Note 7)	8,422,283	-	8,422,283	-
Impairment of investment in available-for-sale securities (Note 4)	67,168	-	243,112	-
Share based payment expense (Note 8)	1,278,548	496,449	1,915,148	872,305

Changes in operating assets and liabilities
Accounts receivable	33,853	(340,144)	(146,584)	(615,797)
Prepaid expenses	(239,322)	89,324	(414,667)	(119,486)
Trade and other payables	(346,587)	(327,603)	(370,424)	(273,295)
Net cash used in operating activities	(996,829)	(1,874,497)	(2,214,176)	(3,512,278)

INVESTING ACTIVITIES
Investment in associate (Note 6)	(1,224,411)	(1,250,982)	(1,301,947)	(2,378,138)
Exploration and evaluation expenditures	(955,648)	(3,645,046)	(2,515,625)	(5,790,815)
Purchase of equipment and leasehold improvements (Note 5)	(2,321)	-	(2,321)	(2,569)
Net cash used in investing activities	(2,182,380)	(4,896,028)	(3,819,893)	(8,171,522)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options (Note 8)	-	41,965	848,181	41,965
Net cash from financing activities	-	41,965	848,181	41,965

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(1,209,346)	(393,747)	(2,032,851)	78,345

DECREASE IN CASH	(4,388,555)	(7,122,307)	(7,218,739)	(11,563,490)
CASH, BEGINNING OF PERIOD	37,790,974	21,776,226	40,621,158	26,217,409
CASH, END OF PERIOD	$33,402,419	$14,653,919	$33,402,419	$14,653,919

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

1.           NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to the TSX on October 5, 2007.

The Company is an exploration and predevelopment company working on mineral properties in Mexico that it has staked or acquired by way of option agreement.  The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
1600 – 925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada V6C 2V6

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements are prepared under International Accounting Standard (“IAS”) 34 Interim Financial Reporting, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

The accounting policies set out below have been applied consistently by the Company and its subsidiaries to all periods presented herein, with the exception of newly adopted accounting pronouncements effective January 1, 2013 (Note 2(o)(i) below).

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(a)           Basis of consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at June 30, 2013 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)           Investments in Associates

The Company conducts a portion of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate.  When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(c)           Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d)           Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see notes 2 (b) and 2 (g)).

The Company has performed analysis of the functional currency for each subsidiary, and noted the majority of operating expenditures were either denominated in the United States dollar (“US$”) or determined by the US$.  Consequently, the Company concluded that the US$, with the exception of the parent entity which has a Canadian dollar (“C$”) functional currency, is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate.  The Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(e)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are subsequently measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss.

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

Marketable securities such as warrants, that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

Available-for-sale financial assets are assessed at each reporting date for objective evidence of significant or prolonged decline in fair value requiring impairment. The evaluation includes an analysis of the fact and circumstances of the financial assets, the market price of the actively traded securities and other financial assets, the severity of the loss, the financial position and near-term prospects of the investment, length of time the fair value has been below costs, evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook.

(f)           Cash

Due to the low market interest rate on deposits and the need to maintain resources liquid for the Company’s ongoing exploration activities, management has maintained the Company’s cash in high interest savings accounts.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(h)           Equipment

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment	30% declining balance
Field equipment	30% declining balance
Leasehold improvements	straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)           Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)           Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision for closure and reclamation as at June 30, 2013 or December 31, 2012.

(k)	Functional currency and presentation currency

The functional currency of the parent company MAG is the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”).  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The Company’s reporting and presentation currency is the US$.

(l)           Foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(m)           Loss per common share

Basic loss per share calculations is based on the weighted average number of common shares outstanding.

Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

As at June 30, 2013, the Company had 4,197,458 (June 30, 2012: 4,178,118) common share equivalents consisting of the common shares issuable upon the exercise of outstanding exercisable stock options.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

(n)           Share based payments

The fair value of all share-based payment expense and other share-based payments are estimated as of the date of the grant using the Black-Scholes-Merton option valuation model and are recorded in profit and loss over their vesting periods.  Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

(o)           Changes in Accounting Standards

(i) Adoption of new and amended IFRS Pronouncements

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2012. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted with retrospective application (unless otherwise stated) effective January 1, 2013:

IAS 1, Presentation of Financial Statements. The amendments to IAS 1 require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified.

The Company has amended its consolidated statement of comprehensive loss for all periods presented in these condensed interim consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive loss, there is no net impact on the Company’s comprehensive loss.

IFRS 10 Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

IFRS 10 did not have an effect on the Company’s consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any subsidiaries or the associate.

IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures. If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.  IAS 28 as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard).

The Company completed an analysis of its investment in Minera Juancipio to determine the appropriate accounting treatment under IFRS 11 and IAS 28, and to assess whether there would be any changes required from the previous equity method of accounting.  Based on the analysis, the Company has concluded that it does not have control or joint control over Minera Juanicipio, but rather continues to have significant influence over it.  Accordingly, the accounting treatment as an “Investment in Associate” remains unaffected, and the adoption of IFRS 11 and IAS 28 do not have an effect on the Company’s consolidated financial statements for any of the periods presented.

IFRS 12 Disclosure of Involvement with Other Entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, the Company will include additional disclosures about interests in other entities in its annual consolidated financial statements for the year ended December 31, 2013. This will include summarized financial information for significant associates.

IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

This standard has no significant accounting impact on the Company given its existing asset and liability mix to which fair value accounting applies.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. This standard does not mandate which entities produce separate financial statements and it has no impact on the Company’s consolidated financial statements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(ii) Recent Accounting Pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

The Company has not early adopted this standard and is currently evaluating the impact, if any, that the standard might have on its consolidated financial statements.

3.           ACCOUNTS RECEIVABLE

	June 30, 2013	Dec. 31, 2012
Harmonized sales tax ("HST") recoverable	$35,441	$73,965
Mexican value added tax ("IVA") recoverable	667,994	478,944
Interest receivable	11,348	19,386
Other	4,096	-
	$718,879	$572,295

All amounts are current and expected to be recovered within a year.

4.     MARKETABLE SECURITIES

     At June 30, 2013, the Company holds the following marketable securities:

				Dec. 31,
	June 30, 2013			2012
	Number
	of
	Shares	Cost	Fair Value	Fair Value
Available-for-sale securities
Fresnillo Plc (see Note 6)	1,000	$9,915	$13,378	$30,022
Canasil Resources Inc. (see Note 7(d))	2,750,000	605,345	143,808	400,784
		$615,260	$157,186	$430,806

During the three and six months ended June 30, 2013, the Company recorded an unrealized loss in other comprehensive income (loss), net of tax, of $7,214 and $20,411 respectively (June 30, 2012: $367,242 and $203,523 respectively) on the above marketable securities designated as available-for-sale instruments.

Available-for-sale financial assets are assessed at each reporting date for objective evidence of significant or prolonged decline in fair value requiring impairment. As at June 30, 2013, after management’s review and based on objective evidence, a further impairment of $243,112 (June 30, 2012: not impaired) was recognized on the Canasil Resources Inc. (“Canasil”) investment in the consolidated statement of loss which represents the difference between the carrying value at the beginning of the period and the fair market value as at the measurement date.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

5.   EQUIPMENT

Cost	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2012	$241,420	$159,312	$7,538	$408,270
Additions	4,132	-	-	4,132
Translation adjustment	5,360	3,532	167	9,059
Balance as at December 31, 2012	$250,912	$162,844	$7,705	$421,461
Additions	2,321	-	-	2,321
Translation adjustment	(13,555)	(8,798)	(416)	(22,769)
Balance as at June 30, 2013	$239,678	$154,046	$7,289	$401,013

Accumulated depreciation	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2012	$148,787	$115,898	$3,390	$268,075
Amortization for the year	29,518	13,250	1,533	44,301
Translation adjustment	3,430	2,631	83	6,144
Balance as at December 31, 2012	$181,735	$131,779	$5,006	$318,520
Amortization for the period	10,403	4,565	754	15,722
Translation adjustment	(10,173)	(7,275)	(297)	(17,745)
Balance as at June 30, 2013	$181,965	$129,069	$5,463	$316,497

Carrying amounts	Computer equipment	Field equipment	Leasehold improvements	Total
At December 31, 2012	$69,177	$31,065	$2,699	$102,941
At June 30, 2013	$57,713	$24,977	$1,826	84,516

6.           INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate transactions to acquire 100% of the Vendor Corporation, the Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000,000 of exploration on the property over four years and Peñoles purchasing $1,000,000 of common shares of the Company in two tranches for $500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	June 30, 2013	Dec. 31, 2012
Joint venture oversight expenditures incurred 100% by MAG	113,947	879,851
Cash contributions to Minera Juanicipio (1)	1,188,000	3,697,760
Total for the current period	1,301,947	4,577,611
Balance, beginning of year (January 1, 2013 and 2012)	19,502,181	14,910,985
	$20,804,128	$19,488,596
Translation adjustment	(33,837)	13,585
Balance, end of period	$20,770,291	$19,502,181

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.

Summary of unaudited financial information of Minera Juanicipio:

Evaluation and exploration expenditures and initial development expenditures, incurred directly by Minera Juanicipio for the period ended June 30, 2013 amounted to $4,765,424 (June 30, 2012: $2,822,368).

At June 30, 2013, the assets of Minera Juanicipio consisted of cash and short term investments in the amount of $73,500 (June 30, 2012: $711,000), value added taxes recoverable and other receivables in the amount of $1,559,000 (June 30, 2012: $1,129,000) and mineral, surface rights and exploration expenditures in the amount of $40.8 million (June 30, 2012: $34.2 million). Payables to Peñoles and other vendors for exploration work amounted to $105,000 (June 30, 2012: $99,000), deferred income taxes of Nil (June 30, 2012: $554,000) and equity was $42.3 million (June 30, 2012: $35.4 million). There are no significant expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.

7.           EXPLORATION AND EVALUATION ASSETS

The Company has the following exploration and evaluation assets:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

	Three months ended June 30, 2013
	Cinco de	Lagartos	(Batopilas)	Salamandra
	Mayo (a)	Properties (b)	Don Fippi (c)	(d)	Guigui ( e)	Other (f)	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$-	$-	$142,620	$-	$27,706	$170,326
Camp costs	56,756	5,688	752	19,391	-	2,440	85,027
Drilling & drilling preparation	19,271	-	-	23,970	-	-	43,241
Geochemical	4,210	-	-	-	-	-	4,210
Geological	276,884	23,242	6,036	66,929	-	10,819	383,910
Geophysical	13,387	-	-	-	-	-	13,387
Gov't fees and licenses	-	92,677	-	(223)	-	7,632	100,086
Metallurgical	4,883	-	-	-	-	-	4,883
Site administration	125,088	1,219	742	72,955	-	635	200,639
Transport and shipping	34,804	1,001	841	1,025	-	100	37,771
Travel	31,225	613	1,899	3,703	-	1,278	38,718
Total for the period	566,508	124,440	10,270	330,370	-	50,610	1,082,198
Balance March 31, 2013	44,679,945	12,417,014	6,265,252	14,226	2,946,744	4,305,789	70,628,970
Less amounts written off	-	(4,065,884)	-	-	-	(4,356,399)	(8,422,283)
Balance, June 30, 2013	$45,246,453	$8,475,570	$6,275,522	$344,596	$2,946,744	$-	$63,288,885

	Six months ended June 30, 2013
	Cinco de	Lagartos	(Batopilas)	Salamandra
	Mayo (a)	Properties (b)	Don Fippi (c)	(d)	Guigui ( e)	Other (f)	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$-	$-	$142,620	-	$178,471	$321,091
Camp costs	105,662	12,169	9,752	19,391	-	4,377	151,351
Drilling & drilling preparation	72,815	-	-	23,970	-	-	96,785
Geochemical	31,372	-	-	-	-	-	31,372
Geological	598,323	41,107	47,189	71,929	-	21,919	780,467
Geophysical	13,387	-	-	-	-	-	13,387
Gov't fees and licenses	75,654	334,722	21,020	9,003	44,446	183,209	668,054
Metallurgical	4,883	-	-	-	-	-	4,883
Site administration	297,820	2,039	2,154	72,955	-	1,224	376,192
Transport and shipping	56,465	1,888	1,561	1,025	-	200	61,139
Travel	57,116	916	4,552	3,703	-	2,608	68,895
Total for the period	1,313,497	392,841	86,228	344,596	44,446	392,008	2,573,616
Balance January 1, 2013	43,932,956	12,148,613	6,189,294	-	2,902,298	3,964,391	69,137,552
Less amounts written off	-	(4,065,884)	-	-	-	(4,356,399)	(8,422,283)
Balance, June 30, 2013	$45,246,453	$8,475,570	$6,275,522	$344,596	$2,946,744	$-	$63,288,885

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

	Year ended December 31, 2012
	Cinco de	Lagartos	(Batopilas)
	Mayo (a)	Properties (b)	Don Fippi (c)	Esperanza	Guigui (e )	Other (f)	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$20,000	$-	$-	$175,739		$81,132	$276,871
Camp costs	388,230	27,416	4,093	56,078	-	56,969	532,786
Drilling & drilling preparation	4,768,598	96,420	-	857,168		107,291	5,829,477
Geochemical	850,916	27,717	-	18,349		46,755	943,737
Geological	1,796,736	58,638	14,272	221,266		89,779	2,180,691
Geophysical	-	-	-	-		-	-
Gov't fees and licenses	96,615	806,107	24,524	109,675	49,484	210,829	1,297,234
Metallurgical	34,579	-	-	-		-	34,579
Site administration	155,732	2,983	2,497	18,140	-	10,316	189,668
Transport and shipping	103,623	5,576	4,203	8,228		7,611	129,241
Travel	114,850	2,371	4,198	7,092	-	6,896	135,407
Total for the period	8,329,879	1,027,228	53,787	1,471,735	49,484	617,578	11,549,691
Balance January 1, 2012	35,603,077	12,017,484	6,135,507	996,645	2,852,814	3,346,813	60,952,340
Less amounts written off	-	(896,099)	-	(2,468,380)	-	-	(3,364,479)
Translation adjustment	-	-	-	-	-	-	-
Balance, Dec. 31, 2012	$43,932,956	$12,148,613	$6,189,294	$-	$2,902,298	$3,964,391	$69,137,552

Included in exploration and evaluation assets at June 30, 2013 are trade and other payables of $618,956 (June 30, 2012: $2,974,390), a non-cash investing activity.

(a)           Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns (“NSR”) royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo Property from two separate vendors, for which the Company made a one-time payment of $350,000 for the concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors, for which the Company made a one-time payment of $362,000 for the concessions.

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40,000 upon executing the agreements, and further payments of $30,000 since then. In order to earn its 100% interest on these additional claims, the Company must pay an additional $150,000 in stages through 2015 (Note 14).

During the year ended December 31, 2009, the Company also purchased 41 surface rights in the Cinco de Mayo area for $660,000 from local Ejido members, who along with the Federal Agrarian Authority ratified the purchase. The Company is currently awaiting formal title to the surface rights as certain members of the Ejido have since challenged the purchase, and prevented the Company from obtaining surface access permission required as part of a new Federal Government exploration permit process.  The Company believes this is a temporary delay and is working to resolve the access issue with the Ejido, with the expectation of resuming drilling on the property in the first half of 2014.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

To June 30, 2013, the Company has incurred $45,246,453 on exploration and evaluation costs on the property.

(b)           Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on various mining claims on the Fresnillo trend to the northwest (“Lagartos NW” and “Lagartos V”) and to the southeast (“Lagartos SE” and the Lagartos 5”) of the Juanicipio property, (collectively the “Lagartos Properties”).  To June 30, 2013, the Company has incurred $12,541,454 on exploration and evaluation expenditures on the Lagartos properties.

With the current challenging industry market conditions, combined with a strategic refocusing by the Company on its core properties, the claims to the northwest (the ‘Lagartos NW’ and ‘Lagartos V’ claims, totaling $4,065,884) were written off as at June 30, 2013, and the associated mining concessions were not renewed subsequent to the quarter end.

At December 31, 2012 the Company wrote-off expenditures related to a claim to the northeast (the ‘Lagartos X’ claim) for an amount of $896,099, as exploration results failed to meet the Company’s criteria for maintaining the property.

(c)      Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the net smelter returns obtained from the property. To June 30, 2013, the Company has incurred $6,275,522 on exploration and evaluation costs on the property.

(d)	Salamandra Property

During the quarter ended June 30, 2012, the Company entered into an option agreement with Canasil whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid C$150,000 ($142,620) upon signing the agreement, and to earn an initial 55% interest in the property, the Company must make additional cash payments to Canasil of C$600,000 over a period of four years, and complete C$5,500,000 in exploration expenditures over the same period, including a minimum committed first year work expenditure of C$1,000,000 and 3,000 metres of drilling.  Upon earning its 55% interest, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period.

A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.

As of June 30, 2013, the Company had incurred a $142,620 option payment to Canasil under the agreement and $201,976 in exploration expenditures.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(e)	Guigui Property

The Guigui project is a 100% interest in a 4,500-hectare property in the Santa Eulalia Mining District of Chihuahua, Mexico, and is subject to a royalty of 2.5% of the net smelter returns obtained from the property.  To June 30, 2013, the Company has incurred $2,946,744 on exploration and evaluation costs on the property.

(f)           Other Properties

Other properties consist of the 100% owned Lorena and Nuevo Mundo claims, and the Mojina claims under an option earn in agreement, all in Mexico.  To June 30, 2013, the Company had incurred $4,356,399 in exploration and evaluation costs on these other properties.

With the current challenging industry market conditions, combined with a strategic refocusing by the Company on its core properties, the Lorena and Nuevo Mundo claims (totaling $2,719,689) were written off as at June 30, 2013 and the associated mining concessions were not renewed subsequent to the quarter end, and the Mojina option agreement was written off totaling $1,636,710 and was terminated subsequent to June 30, 2013.

During the year ended December 31, 2012, the Company wrote down exploration and evaluation assets totalling $896,099 for the Lagartos X claim (see Note 7(b) above) as well as $2,468,380 relating to the Esperanza Property as exploration assay results failed to meet the Company’s criteria for maintaining the property.

8.           SHARE CAPITAL

(a)           Issued and outstanding

At June 30, 2013, there were 60,141,718 shares outstanding (December 31, 2012: 60,023,835).

During the six months ended June 30, 2013, 117,883 stock options were exercised for cash proceeds of $848,181 (for the six months ended June 30, 2012, 10,500 stock options were exercised for cash proceeds of $55,700).

On September 5, 2012, the Company closed a brokered private placement for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321. The Company paid a 5.25% commission of $1,756,194 to the underwriters on this placement, and legal and filing costs totaled an additional $408,774.

During the year ended December 31, 2012, 824,901 stock options were exercised for cash proceeds of $5,464,805. On June 18, 2012, 20,000 additional stock options were exercised under a cashless exercise provision of the plan, whereby the Company paid $13,735 in employee withholding taxes and issued 5,585 shares in settlement of the stock options.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on September 15, 2011 the shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan”) to convert it into a rolling stock option plan that sets the number of shares issuable thereunder at a maximum of 8% of the common shares of the Company issued and outstanding at the time of any grant.  As at June 30, 2013, 3,897,458 stock options are outstanding under the Plan, 913,879 stock options remain available for grant under the Plan, and 300,000 inducement options are outstanding outside of the Plan.

The following table summarizes the Company’s option activity:

			Weighted		Weighted
		Period ended	average	Year ended	average
		June 30	exercise price	December 31,	exercise price
		2013	(C$/option)	2012	(C$/option)
Balance outstanding,
beginning of year		3,963,717	$9.57	4,123,618	$9.25
Options granted	(1)	972,000	6.25	1,160,000	9.92
Options expired/forfeited		(620,376)	11.18	(475,000)	13.59
Options exercised	(2)	(117,883)	7.25	(844,901)	6.43
Balance outstanding,
end of period		4,197,458	$8.56	3,963,717	$9.57

(1)  During the six months ended June 30, 2013, 972,000 stock options were granted (June 30, 2012: 100,000), with a weighted average exercise price of C$6.25 (June 30, 2012: C$8.95) and a fair value of $2,043,281 (June 30, 2012: $266,562) or $2.10 (June 30, 2012: $2.67) per option as of the grant date.  The fair value was determined for the quarter ended June 30, 2013 using an option pricing model assuming no dividends are to be paid, a weighted average historical volatility of the Company’s share price of 50% (June 30, 2012: 50%), an annual risk free interest rate of 1.66% (June 30, 2012: 1.16%) and expected lives of three years.

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  At the time of a stock option grant, the exercise price of each option is set no lower than the market value of the common shares at the date of grant.

During the six months ended June 30, 2013, the Company recorded share based payment expense of $1,915,148 (June 30, 2012: $872,305) relating to stock options vested to employees and consultants in the period.

(2) During the six months ended June 30, 2013, 117,883 stock options were exercised (June 30, 2012: 30,500), with a weighted average market share price at the time of exercise of C$10.84 per share (June 30, 2012: $8.55).  During the year ended December 31, 2012, 844,901 stock options were exercised, with a weighted average market share price at the time of exercise of C$9.93 per share.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

The following table summarizes the Company’s stock options outstanding and exercisable as at June 30, 2013:

		Number	Number	Weighted average	Weighted
	Exercise	outstanding at	exercisable at	remaining	average
	price ($C/	June 30	June 30	contractual life	exercise
	option)	2013	2013	(years)	price ($C)
	5.32	72,696	72,696	0.98
	5.54	98,594	98,594	0.81
	5.86	872,000	352,000	4.98
	6.32	95,383	95,383	1.46
	6.95	185,000	185,000	2.15
	7.42	225,000	225,000	1.74
(1)	8.15	200,000	200,000	2.15
	8.95	100,000	100,000	3.96
	9.15	677,000	303,667	4.09
(1)	9.61	100,000	33,334	4.67
	9.92	564,285	564,285	2.48
	10.44	692,500	529,000	3.17
	11.89	15,000	15,000	2.49
	12.19	300,000	100,000	4.26

		4,197,458	2,873,959	3.43	$ 8.56

(1)	Inducement options issued outside the Company's Plan as an incentive to attact senior officers for employment.

9.           CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity comprising of share capital, share option reserve, accumulated other comprehensive income and deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As June 30, 2013, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

The Company currently has sufficient working capital ($33.6 million) to maintain all of its properties and currently planned programs for a period in excess of the next year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures (see Note 14), as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities.

10.           FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)           Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)           Mexican value added tax
As at June 30, 2013, the Company had a receivable of $667,994 from the Mexican government for value added tax (Note 3). The balance is all current and a full recovery is expected by management.

The Company’s maximum exposure to credit risk as at June 30, 2013 is the carrying value of its cash and accounts receivable, as follows:

	June 30, 2013	Dec. 31, 2012
Cash	$33,402,419	$40,621,158
Accounts receivable (see Note 3)	718,879	572,295
	$34,121,298	$41,193,453

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

(b)           Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso relative to the US$, and in the US$ relative to the C$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

A depreciation in the Mexican peso against the US$ will result in a loss to the extent that the Company holds net monetary assets in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at June 30, 2013 is 3,587,958 Mexican pesos (June 30, 2012 is 11,728,498 pesos).  A 10% depreciation in the peso relative to the US$ would result in an additional loss as at June 30, 2013 of $27,550 (June 30, 2012 of $87,461).  A 10% appreciation in the peso against the US$ would result in an equivalent decrease in net loss.

US$ relative to the C$, the Cumulative Translation Adjustment and Exchange gains (losses)

Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency, and then translated to the US$ presentation currency. The functional currency of MAG, the parent entity, is the C$ which differs from the US$ presentation currency.  It therefore translates its results and financial position into the US$ presentation currency in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, whereby assets and liabilities are translated to the reporting currency using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period), with the resulting exchange differences reported as a cumulative translation adjustment in other comprehensive income.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

The sensitivity of the Company's other comprehensive loss for the quarter ended June 30, 2013 due to changes in the C$ exchange rate in relation to the US$ is summarized as follows: a 10% appreciation in the Canadian dollar against the US$ would increase the comprehensive income for the period by $3,358,204 which would be partially offset by an increased exchange loss in the statement of loss by $2,142,897.  A 10% depreciation in the Canadian dollar against the US$ would increase the comprehensive loss by an equivalent amount which would be partially offset by a decreased exchange loss by an equivalent amount.

During the six months ended June 30, 2013, the Company recognized a currency translation loss in other comprehensive income (loss) of $2,081,809 (June 30, 2012: translation gain of $77,717) resulting from the translation from C$ to US$ of the Company’s parent entity, which has a C$ functional currency.  Concurrently, in the six months ended June 30, 2013, the Company recognized a foreign exchange gain in the statement of loss of $1,315,042 (June 30, 2012: $49,081) primarily from holding $US in MAG, the parent entity, while the US$ appreciated against the C$ in the period.  The C$ as measured against the US$ was 0.9508 at June 30, 2013, compared to 1.0051 US$/C$ at December 31, 2012.

 (d)           Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.           FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, marketable securities and trade and other payables.  The carrying values of cash, accounts receivable, interest receivable, and trade and other payables reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

Fair Value Hierarchy		June 30, 2013	Dec. 31, 2012
Level 1	(1)	$33,559,605	$41,051,964
Level 2 & Level 3	(2)	-	-
		$33,559,605	$41,051,964

(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

(2) There were no financial instruments fair valued within Level 2 or Level 3 of the fair value hierarchy as at June 30, 2013 or December 31, 2012.

There were no transfers between levels 1, 2 and 3 during the six months ended June 30, 2013 or year ended December 31, 2012.

12.           SEGMENTED INFORMATION

The Company operates in one operating segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director with the Company, however, all transactions are incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  A significant portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards.

During the three and six months ended June 30, 2013, the Company accrued or paid Cascabel and IMDEX consulting and administration fees and reimbursement of travel costs totaling $91,306 and $171,775 respectively (June 30, 2012: $82,727 and $162,902 respectively) and exploration reimbursements and other field costs totaling $542,781 and $1,106,585 respectively (June 30, 2012: $526,054 and $1,029,300 respectively) under the Field Services Agreement.  Included in trade and other payables at June 30, 2013 is $430,016 related to these services (June 30, 2012: $378,760).

The Company is obligated to a 2.5% NSR royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2013 (%)	2012 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Salaries and other short term employee benefits	$224,000	$216,361	$452,036	$420,681
Share based payments (Note 8(b))	931,031	340,221	1,404,701	683,605
	$1,155,031	$556,582	$1,856,737	$1,104,286

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations up to his departure April 15, 2013.

14.           COMMITMENTS

As at June 30, 2013, the Company’s minimum lease payments under its office lease agreement and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

		Property	Exploration
	Office Lease	Option Payments	Commitments	Total
		(Note 7)	(Note 7)

2013	79,207	20,000	950,800	1,050,007
2014	158,414	162,620	950,800	1,271,834
2015	-	300,160	1,426,200	1,726,360
2016	-	237,700	1,901,600	2,139,300
	$237,621	$720,480	$5,229,400	$6,187,501

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% NSR royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, a 2.5% NSR royalty on the interest in the Guigui mining concessions, and a 4.5% NSR royalty on the interest in the Don Fippi mining concessions located in the Batopilas (Note 7).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

15.           INCOME TAXES

The income tax recognized in profit or loss is as follows:

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Current tax expense	$-	$-	$-	$-
Deferred tax recovery	-	-	-	840,052
Total income tax recovery for the period	$-	$-	$-	$840,052

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2013 (expressed in US dollars unless otherwise stated)

The Company incurred a loss before tax for the three and six months ended June 30, 2013 of $10,513,793 and $12,171,866, respectively (June 30, 2012: $1,803,362 and $3,397,785 respectively).  As insufficient evidence exists to support current or future realization of the tax benefits associated with this loss, the benefit of certain tax assets have not been recognized in the three and six months ended June 30, 2013 and 2012.

There was no current or deferred tax expense or recovery for the six months ended June 30, 2013 (June 30, 2012: $840,052 deferred tax recovery).  The tax base of the Company’s Mexican non-monetary assets are determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences between book and tax values of these assets that result in a deferred tax liability in accordance with IAS 12 Income
Taxes.

16.           SUBSEQUENT EVENTS

Subsequent to June 30, 2013:

a)	277,500 stock options with an exercise price between C$8.15 and C$10.44 expired unexercised; and,

b)	the Company advanced $3.74 million to Minera Juanicipio, representing its 44% share of an $8.5 million cash call to fund exploration activities and initial ramp development, through October 2013.